PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

17,832,674 shares issued and outstanding

GLOBEX

Ref.: File no. 82-4025

April 30, 2008

GOLD FLOTATION MILL TO BE INSTALLED ON RUSSIAN KID GOLD PROPERTY (ROCMEC 1)

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** has been informed that Rocmec Mining Inc. (RMI-TSXV) has signed a contract with RSW-Béroma for the construction and delivery of a 75 tonne per day gold gravity and froth flotation mill to be installed underground and operational at the Russian Kid (Rocmec 1) gold mine site near Rouyn-Noranda, Quebec before October 18th, 2008.

The mill will be exceptionally ecologically sound in that it will not use cyanide but rather first use gravity and then a froth flotation circuit to float off gold bearing sulphides. High grade gold concentrates collected in this manner will then be shipped for gold recovery. Mill residue will be used as fill in areas that have been mined underground thus eliminating the need for the construction of tailing disposal facilities on surface.

Globex is pleased with this development and hopes that this will result in the start of a steady cash flow to Globex from Globex's 5% and subsequent 3% Gross Metal Royalty.

For more information, see Rocmec's Press Release of April 30, 2008.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo., Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

17,832,674 shares issued and outstanding

GLOBEX

Ref.: File no. 82-4025

April 29, 2008

GLOBEX RECEIVES CASH AND SHARES; COMMERCIAL PRODUCTION STARTS AT FABIE BAY

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to inform shareholders that **the Fabie Bay copper-silver mine located near Rouyn-Noranda, Quebec, has achieved commercial production**.

According to First Metals (FMA-TSX), with whom Globex has a royalty agreement, First Metals Inc. *"achieved commercial production as of March 1, 2008, at the Fabie Bay Mine. During the month of March, 44,500 tonnes of copper ore, grading 2.56% Cu were mined and trucked from the Fabie Bay Mine near Rouyn-Noranda, Quebec.*

In March, 42,000 tonnes were milled at the Xstrata Horne mill and smelter facilities. Mill recoveries averaged 90% at a 21% concentrate grade. Gross metal production was 2.1 Million pounds of copper. Subject to final assays, payable metals will be approximately 1.9 million pounds. Actual revenues generated will be based upon the average price of copper on the London Metal Exchange for the month of June. If today's copper price (U.S. $3.95/lb) was used, this would represent U.S. $7.5 million in gross revenue." (First Metals press release of April 28, 2008).

Globex has 2 royalties on all mineral production from the property, the first being a 2% Net Metal Royalty and the second being a 10% Net Profit Royalty which comes into effect after First Metals recoups $10 million of capital costs.

First Metals, on April 25, 2008 delivered the remaining $250,000 property purchase payment to Globex as well as a certificate for 3,886,018 First Metals shares having a cash value of over $4 million.

Globex is pleased with the swift progress of First Metals in getting the Fabie Bay Mine into production and looks forward to their equally swift achieving commercial production at the larger Magusi River, copper-zinc-gold-silver deposit to the west on which Globex also maintains two royalties.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

GLOBEX

"At Home in North America"

17,832,674 shares issued and outstanding

Ref.: File no. 82-4025

April 28, 2008

GLOBEX: DRINKARD METALOX TO INITIATE BENCH AND PILOT SCALE TEST WORK IN MAGNESITE JOINT VENTURE

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. *(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)* and **Drinkard Metalox Inc.**, a private hydrometallurgical research company based in the United States, have signed a **Binding Letter of Intent to undertake bench and pilot scale test work leading to and including a bankable feasibility study in order to demonstrate the viability of certain patented and trade secret technologies owned by Drinkard Metalox as applied to Globex's 100% owned Deloro magnesite deposit near Timmins, Ontario.**

The Deloro deposit is a large magnesite-talc-silica deposit which has been reported in historical, non NI 43-101 resource reporting to contain well over 100 million tonnes of minable material. The deposit, located 13 km south of the mining center of Timmins, Ontario, is easily accessible. The zone outcrops and has previously been the subject of over $10 million of drilling and metallurgical testing.

Laboratory test work undertaken over the last several months has shown that the patented and trade secret technologies, owned by Drinkard Metalox, when applied to Globex's Deloro magnesite, results in the production of exceptionally pure magnesia (magnesium oxide). The method, in laboratory test work, has been demonstrated to be swift, producing very high quality magnesia in a closed, environmentally sound and low energy consuming process. Further, the initial test work indicates that several saleable by-products can be created making most of the Deloro Magnesite deposit saleable as various finished products.

Under the Binding Letter of Intent, **Globex and Drinkard Metalox have agreed to setup a jointly owned Newco (75% Globex and 25% Drinkard) which will undertake bench and pilot scale test work and a bankable feasibility study**, to confirm the applicability and economic viability of the patented processes to the production of magnesia and other magnesium compounds from the Deloro magnesite property.

Subject to a positive bankable feasibility study, Globex may consider spinning off Newco as a dividend to Globex shareholders.

Globex will fund up to $1,500,000 US for this test work which is expected to be sufficient for completion of the work outlined. As a consequence of this investment by Globex, **Globex shall also retain a one percent (1%) Gross Mineral Royalty applicable to all metal, alloys, mineral or mineral compounds recovered** or produced from rock mined and processed from the Deloro property or, any other carbonate projects processed by Newco under Newco's exclusive right to process carbonate orebodies where magnesium compounds ore metals are the primary material produced. Similarly, Drinkard shall maintain a one half percent (1/2%) Gross Mineral Royalty.

Drinkard Metalox has also agreed to the exclusive use of their patents and specialized process knowledge as applicable to the production of magnesia, magnesium, magnesium alloys and magnesium compounds and other by-products by Newco both at Globex's Deloro magnesite property and on a worldwide basis where magnesia, magnesium, magnesium alloys and magnesium compounds are produced as primary minerals or products from magnesite and carbonate or silicate rocks.

The magnesium compound industry is a multi billion dollar business. Test work to date indicates that the magnesium oxide produced from Globex's Deloro property, by the Drinkard Metalox patented trade secret process, is of greater purity than any similar material now on the market. It also indicates that the magnesium oxide will be suitable for all magnesia applications and the production of magnesium metal an additional multi billion dollar business area.

Globex is particularly pleased with the new relationship forged with Drinkard Metalox Inc. and the potential development of Globex's large magnesite deposit.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc Dir
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

END